GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

RECEIVED
2004 JUL -9 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/1386/04/LTR

04035416

3 July 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 25 June 2004 (*Notifications on Subsidiary and Associated Companies*).

Yours faithfully,

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 7/12

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

MASNET No. 39 OF 25.06.2004
Announcement No. 39

CITY DEVELOPMENTS LIMITED

Notifications on Subsidiary and Associated Companies

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(1) Change in Shareholding in Subsidiary

City Developments Limited's deemed interest in Millennium & Copthorne Hotels plc (" M&C") held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across International Limited and City e-Solutions Limited ("CES"), has increased to 149,818,954 shares or 52.60% of M&C's issued share capital following the allotment on 21 May 2004 of a total of 1,033,929 new shares of 30 pence each in M&C to the said subsidiaries pursuant to their election of the Scrip Dividend Option to receive new shares based on a value of 295 pence per share rather than cash in respect of the final dividend of 2.05 pence per share for the year ended 31 December 2003 declared by M&C.

(2) Changes in subsidiaries within the City e-Solutions Limited Group

SWAN Inc., a wholly owned subsidiary of SWAN Holdings Limited, a subsidiary of CES has recently changed its name to Richfield Hospitality, Inc.

SWAN Holdings Limited has registered a new corporation, SWAN USA, Inc. in the State of Colorado, USA in March 2004 and transferred its entire shareholdings of 10 million shares of US$0.01 each in Richfield Hospitality, Inc. (formerly known as SWAN Inc.) in exchange for 100 shares of US$0.01 each in SWAN USA, Inc., currently the only issued and outstanding share capital of SWAN USA, Inc. Consequently, Richfield Hospitality, Inc. (formerly known as SWAN Inc.) became a wholly owned subsidiary of SWAN USA, Inc. The principal activity of SWAN USA, Inc. is that of a holding company.

(3) Changes in subsidiaries within the Millennium & Copthorne Hotels plc Group

Copthorne Hotels (Development) Limited, Copthorne Hotel (Ireland) Limited and Knight Frank (NZ) Limited, subsidiaries within the M&C Group were recently dissolved.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 25/06/2004 to the SGX